[GRAPHIC OMITTED]

                                   BRASKEM S.A
                C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939
            RESOLUTION OF THE 492nd MEETING OF THE BOARD OF DIRECTORS

                           HELD ON SEPTEMBER 22, 2004

On September 22, 2004, at 8 p.m., at the Company's headquarters, located at Avenida das Nacoes Unidas, 4,777, in the city of Sao Paulo, State of Sao Paulo, 05477-000, the Board of Directors of BRASKEM S.A. held its 492nd meeting. The undersigned Board Members were present. Board Member Carlos Alberto de Meira Fontes was absent and was replaced by his alternate Mr. Edmundo Jose Correia Aires. Executive Officer Mauricio Roberto de Carvalho Ferro, Ms. Marta Pinto Lima Pacheco and Secretary of the Board Mr. Nelson Raso were also present. The Chairman of the Board, Pedro Augusto Ribeiro Novis, chaired the meeting, and Ms. Marta Pinto Lima Pacheco acted as Secretary. AGENDA: I) Deliberation Proposals: upon review of the respective subjects, the Company's Board of Directors unanimously decided: 1) Public Offering - to approve the quantity, the issue price and the final value of the public offering for the primary distribution of Class A preferred shares (the "Shares") to be held simultaneously in Brazil and abroad (the "Global Offering"), pursuant to the deliberation proposal approved in the 485th Meeting of the Board of Directors of the Company, held on April 1, 2004, which will consist of the primary public distribution of 12,285,000,000 (twelve billion two hundred and eighty-five billion) Shares, at the price of R$90.00 (ninety reais) per lot of one thousand shares, as follows: (i) 4,485,000,000 (four billion four hundred and eighty-five million) Shares, including Additional Shares in the Brazilian Offering (as defined below), traded on the un-organized, over-the-counter market for institutional and retail investors in Brazil, according to the procedures established in CVM (the Brazilian Securities Commission) (the "CVM") Instruction No. 400 of December 29, 2003 (the "Brazilian Offering"); and (ii) 7,800,000,000 (seven billion eight hundred million) Shares, in the form of American Depositary Shares ("ADS's"), traded on the un-organized, over-the-counter market abroad, for investors in the United States of America and countries other than Brazil, according to the procedures set forth in the U.S. Securities Act of 1933, as amended, or the laws in effect in the country in which each investor is domiciled, pursuant to Regulation S of said Securities Act (the "International Offering"). Each ADS represents 1,000 Shares. The total number of Shares is subject to reallocation between the Brazilian Offering and the International Offering, based on demand in Brazil and abroad. The Brazilian Offering will be coordinated by Banco de Investimentos Credit Suisse First Boston S.A. and by Unibanco - Uniao de Bancos Brasileiros S.A. (the "Brazilian Coordinators"). The International Offering will be coordinated by Credit Suisse First Boston LLC and by Unibanco Securities, Inc. Credit Suisse First Boston LLC will also act as global coordinator for purposes of coordinating between the Brazilian Offering and the International Offering and defining the final allocation between the two offerings (the "Global Coordinator"). The Global Offering is conditioned upon prior registration with the CVM and the U.S. Securities and Exchange Commission. The issue price per lot of 1,000 Shares was determined after (i) reservation requests were made, during the period for making such reservation requests, as announced in the Notices to the Market published on August 31 and September 14, 2004, in the newspapers "Official Gazette of the State of Bahia," "A Tarde," "Gazeta Mercantil" and "Valor Economico"; and (ii) the completion of the bookbuilding process jointly carried out by the Brazilian Coordinators and the Global Coordinator, which consists of

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Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari -
CEP 42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, no. 309, 130 andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 -  CEP. 05.477-000 -
Tel. (11) 3443 9000

                                   BRASKEM S.A
                C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939
            RESOLUTION OF THE 492nd MEETING OF THE BOARD OF DIRECTORS

                           HELD ON SEPTEMBER 22, 2004

the receipt of statements of investment intentions regarding the subscription of Shares by institutional investors and investors in the International Offering, and the determination of the sale price per lot of one thousand (1,000) Shares, based on: (a) the price of Class A preferred shares issued by the Company, traded on the Sao Paulo Stock Exchange and the LATIBEX section of the Madrid Stock Exchange, and the ADSs traded on the New York Stock Exchange; and (b) indications of interest, based on the quality of demand, submitted by potential investors for the subscription of Shares, according to Article 170, paragraph 1, item III of Law No. 6,404/76 and Article 23, paragraph 1, and Article 24 of CVM Instruction No. 400/03. The choice of the market value of the shares as the criterion to determine the issue price is justifiable on the grounds that this is a public offering in which the bookbuilding process reflects the value at which investors presented their purchasing intentions. The issue price of each ADS was set at US$31.384 (thirty-one dollars and thirty-eight point four cents). Considering that each ADS represents 1,000 Shares, and that the Shares are traded in lots of one thousand, the issue price per lot of 1,000 Shares in the Brazilian Offering corresponds to the issue price of each ADS. The conversion of the issue price was based on the selling rate for U.S. dollars on the floating rate exchange market, as calculated and published by the Brazilian Central Bank through SISBACEN, PTAX 800, option 5, after the close of the banking day on the date hereof. Because of the fact that the subscription and payment for the Shares underlying the ADSs will occur in Brazilian reais and the price of the ADS's was set in U.S. dollars, potential variations in the exchange rate occurring up until the date of effective subscription and payment will be accounted for in financial results. Shares shall be paid-in upfront in Brazilian reais upon subscription. Retail investors already deposited the full amount of invested funds at the time of making their reservations. The physical and financial liquidation of the Global Offering will occur on September 28, 2004 (the "Liquidation Date"). However, this date may be postponed (i) based on the mutual agreement of the Company and the Brazilian Coordinators, or (ii) if there is any change in the liquidation deadline related to the International Offering, honoring the 6-month limit set forth in Article 18 of CVM Instruction No. 400/03, in such a manner as to ensure that the liquidation deadline in the International Offering is equal to the liquidation deadline in the Brazilian Offering; 2) Over-allotment Option - to approve the granting of an over-allotment option of Class A preferred shares (the "Over-allotment Option") to the coordinators of the Global Offering, in Brazil and abroad, for the sole purpose of meeting any excess demand during the Global Offering, up to 1,755,000,000 (one billion seven hundred and fifty-five million) Class A preferred shares, without par value, issued by the Company (the "Additional Shares"), subject to the following conditions: (i) the Brazilian Coordinators were granted an over-allotment option of up to 15% of the total Brazilian Offering, or the "Additional Shares in the Brazilian Offering," which option was exercised in full on the date hereof, and (ii) the Global Coordinator was granted an over-allotment option for an additional lot of Additional Shares in an amount up to 15% of the total International Offering, or the "Additional Shares in the International Offering," which option may be exercised in up to 30 days from the date that the Notice of the Commencement of Distribution is published; 3) Conversion of Shares - pursuant to Article 6, paragraph 2 of the Company's By-laws, as well as the conversion requests made and other

--------------------------------------------------------------------------------
Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari -
CEP 42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, no. 309, 130 andar -
CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 -  CEP. 05.477-000 -
Tel. (11) 3443 9000

                                   BRASKEM S.A
                C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939
            RESOLUTION OF THE 492nd MEETING OF THE BOARD OF DIRECTORS

                           HELD ON SEPTEMBER 22, 2004

deliberations taken at the Extraordinary General Shareholders' Meeting held on September 17, 2004, at 10 a.m., to approve the homologation of the conversion of 4,094,963,007 (four billion ninety-four million nine hundred sixty-three thousand and seven) Class A preferred shares into the same number of common shares issued by the Company, to permit the issuance of the number of Shares (including the Additional Shares in the Brazilian Offering) necessary to effect the Global Offering, respecting the limit on shares without voting rights, or with restricted voting rights, set forth in Article 4, paragraph 1 of the Company's By-laws. The Annex to this resolution contains a list of those shareholders whose conversion requests were granted, the number of Class A preferred shares effectively converted into common shares, and the number of Class A preferred shares that remain eligible for future conversion, in the event of the exercise of the over-allotment Option in respect of the Additional Shares in the International Offering, in accordance with item 2 above. Banco Itau S.A., as the custodian for the shares issued by the Company, is hereby authorized to take all actions necessary to perform the conversion of shares approved herein; 4) Issuance of Shares - to approve, within the limit of the Company's authorized capital, excluding the right of first refusal of the current shareholders, pursuant to Article 166, Item II, Article 168 and Article 172 of Law No. 6,404/76, and pursuant to the sole paragraph of Article 7 of the Company's By-laws, the issuance of 12,285,000,000 (twelve billion two hundred and eighty-five billion) Shares, including Additional Shares in the Brazilian Offering, at the price of R$90.00 (ninety reais) per lot of 1,000 Shares, amounting to a total of R$1,105,650,000.00 (one billion one hundred and five million six hundred and fifty thousand reais), to be distributed through the Global Offering, according to the characteristics and procedures described in item 1 above; 5) Increase of Share Capital - in accordance with Article 4, paragraph 1 of the Company's By-laws, and in accordance with the deliberations set forth above, a capital increase was also approved, within the limit of the authorized capital, in the amount of R$1,105,650,000.00 (one billion one hundred and five million six hundred and fifty thousand reais), thus increasing the capital from R$2,192,018,293.84 (two billion, one hundred ninety-two million, eighteen thousand, two hundred ninety-three reais and eighty-four centavos), to R$3,297,668,293.84 (three billion two hundred and ninety-seven million six hundred and sixty-eight thousand two hundred and ninety-three reais and eighty-four centavos), through the issuance of 12,285,000,000 (twelve billion two hundred and eighty-five billion) Shares, without par value, at an issue price of R$90.00 (ninety reais) per lot of 1,000 Shares. The Shares will be issued without any right of first refusal being granted to the Company's current shareholders, in accordance with Article 172 of Law No. 6,404 of December 15, 1976 and the sole paragraph of Article 7 of the Company's By-laws. The shares issued will be entitled to dividends and all other rights inherent in the ownership of the Shares that have been declared by the Company as of the Liquidation Date; and 6) Other Authorizations - to authorize the Board of Executive Officers to enter into and execute all contracts and documents necessary to carry out the Global Offering and the public, primary distribution of Shares and Additional Shares, including, but not limited to, the Brazilian Underwriting Agreement (i.e. the Contrato de Coordenaxao e Distribuixao Publica de Axoes com Garantia Firme de Colocaxao) to be celebrated between the Brazilian Coordinators and the Companhia Brasileira de Liquidacao e Custodia ("CBLC"), the

--------------------------------------------------------------------------------
Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari -
CEP 42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, no. 309, 130 andar -
CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 -  CEP. 05.477-000 -
Tel. (11) 3443 9000

                                   BRASKEM S.A
                C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939
            RESOLUTION OF THE 492nd MEETING OF THE BOARD OF DIRECTORS

                           HELD ON SEPTEMBER 22, 2004

International Underwriting Agreement and the Lock-up Agreement, to be celebrated between the Global Coordinator and Unibanco Securities Inc., and the Services Agreement (i.e. the Contrato de Prestacao de Servicos) to be celebrated with CBLC, as well as to take all actions necessary to carry out the conversion of the Class A preferred shares into common shares and the issuance of the Shares in the Global Offering; II) Matters for Acknowledgement: None to be recorded;
III) Matters of Company Interest: None to be recorded; IV) Closing: Having no further items on the agenda, this resolution was drafted, read, discussed and signed by all of those members of the Board of Directors present, by the Chairman of the Board and the Secretary of the Meeting. Sao Paulo/SP, September 22, 2004. (Signed by: Pedro Augusto Ribeiro Novis, Chairman of the Board; Marta Pinto Lima Pacheco, Secretary; Alvaro Fernandes da Cunha Filho, Vice Chairman; Alvaro Pereira Novis; Andre Tapajos Cunha; Edmundo Jose Correia Aires; Fernando de Castro Sa; Francisco Teixeira de Sa; Jose de Freitas Mascarenhas Luiz Fernando Cirne Lima; Margareth Feijo Brunnet; Newton Sergio de Souza)

          Conforms to the original recorded in the books of the Company

                            Marta Pinto Lima Pacheco
                                    Secretary

--------------------------------------------------------------------------------
Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari -
CEP 42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, no. 309, 130 andar -
CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 -  CEP. 05.477-000 -
Tel. (11) 3443 9000

                                   BRASKEM S.A
                C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939
            RESOLUTION OF THE 492nd MEETING OF THE BOARD OF DIRECTORS

                           HELD ON SEPTEMBER 22, 2004

                                                         ANNEX

---------------------------------------------------------------------------------------------------------------------
           Shareholder               Number of shares     Number of shares    Number of shares    Number of shares
                                       eligible for        excluded from         converted          eligible for
                                        conversion           conversion                           future conversion
---------------------------------------------------------------------------------------------------------------------
          Odebrecht S.A.               3,337,604,977             --            3,047,376,063         290,228,914
---------------------------------------------------------------------------------------------------------------------
Nordeste Quimica S.A. -- Norquisa       126,326,840              --             115,341,807          10,985,033
---------------------------------------------------------------------------------------------------------------------
     Petrobras Quimica S.A. -
            Petroquisa                 1,008,423,633             --             920,733,898          87,689,735
---------------------------------------------------------------------------------------------------------------------
       Banco Espirito Santo               572,258                --               522,496              49,762
---------------------------------------------------------------------------------------------------------------------
 Espirito Santo Emerging Markets
                                          411,310                --               375,544              35,766
---------------------------------------------------------------------------------------------------------------------
  ST LT DEP SCOTTISH WIDOWS TRKS
           LAT AMR FUND
                                        11,623,989               --              10,613,199           1,010,790
---------------------------------------------------------------------------------------------------------------------
              Total                    4,484,963,007             --            4,094,963,007         390,000,000
---------------------------------------=============-----==================----=============---------===========-----

--------------------------------------------------------------------------------
Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari -
CEP 42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, no. 309, 130 andar -
CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 -  CEP. 05.477-000 -
Tel. (11) 3443 9000